Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LTD.
52-004294-6

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
 Israel

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Itzhak Nakar – and, if he will be unable to attend the meeting, Mr. Yossi Dagan - with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on December 23, 2016 at 10:00 a.m. (local time), and all adjournments and postponements thereof. The Record Date is November 14, 2016.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

Number	Brief description of resolution		Your vote[1]. Mark relevant box with an ☒.
The Board of Directors recommends that you vote "for" the following resolutions:
1.	To elect Izhak Nakar as a Director to serve until the next annual general meeting of the Company.		For	Against	Abstain
			☐	☐	☐
2.	To elect Donald Dixon as a Director to serve until the next annual general meeting of the Company.		For	Against	Abstain
			☐	☐	☐
3.	To elect Ido Schechter as a Director to serve until the next annual general meeting of the Company.		For	Against	Abstain
			☐	☐	☐
4.	To approve the incentive compensation for 2016 for Mr. Nakar, as described in Proposal No. 4		For	Against	Abstain
			☐	☐	☐
5.
To approve the Company's 2016 Israeli Incentive Plan, to reserve 1,500,000 Ordinary Shares and to terminate the reservation of Ordinary Shares previously reserved for issuance under the 2003 Plan which are not required, as described in Proposal No. 5
			For	Against	Abstain
			☐	☐	☐
6.	To approve the Repricing Plan to the extent it relates to Mr. Nakar and Dr. Schechter and to approve the RSU Plan to the extent it relates to Mr. Nakar, as described in Proposal No. 6.		For	Against	Abstain
			☐	☐	☐
7.
To ratify the Company’s entry into the offer letter with Mr. Brendan Reidy as the Company's new CEO, effective retroactively to August 23, 2016, and to approve the Company's entry into an employment agreement with substantially the same terms as the offer letter, as described in Proposal No. 7.
			For	Against	Abstain
			☐	☐	☐
	7a.	Do you have a Personal Interest or are you a Controlling Shareholder[2]	No	Yes
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
if you are a Controlling Shareholder, please circle "Controlling Shareholder".
			☐	☐
8.	To approve the conclusion of a Bonus Agreement with a company controlled by Mr. Nakar, as described in Proposal No. 8		For	Against	Abstain
			☐	☐	☐
9.
To extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.
			For	Against	Abstain
			☐	☐	☐
Name of Shareholder in BLOCK LETTERS ___________________________	For individuals: Israeli ID no. or Passport No. and Country of Issue _____________________________	For individuals: validity date of passport ________________________	For corporations: No. of registration ________________________	Signature

1 If not marked, will be regarded as an abstention.

2 The votes of Shareholders that do not indicate (where such information is elicited) whether they are Controlling Shareholders or have a Personal Interest will not be counted on that issue. The votes of Shareholders who indicate that they have a Personal Interest but do not specify the Personal Interest will also not be counted on that issue.